FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Company

Peak Fintech Group Inc. ("Peak" or the "Company")

550 Sherbrooke West
West Tower, Suite 255
Montreal, Québec H3A 1B9

2. Date of Material Change

October 1, 2021.

3. News Release

News release was disseminated on October 1, 2021 through PRNewswire and can be found under the Company's SEDAR profile at www.sedar.com.

4. Summary of Material Change

On October 1, 2021, the Company announced that it has officially acquired analytics and AI company Cubeler Inc. ("Cubeler").

5. Full Description of Material Change

The Company announced that it has officially acquired analytics and AI company Cubeler Inc.

Cubeler (https://www.cubeler.com/) is the developer and owner of the technology that powers Peak's Business Hub. Peak first announced its intension to acquire Cubeler on August 16, 2021 pending satisfactory due diligence, a pricing report on Cubeler and a fairness opinion from an independent third party on the proposed acquisition. Peak is pleased to announce that it has now acquired 100% of Cubeler's issued and outstanding shares form Cubeler's shareholders in exchange for $1,000,000 in cash and 11,133,012 common shares of Peak (the "Acquisition"). Under the terms of the Acquisition, the Peak common shares received by Cubeler's shareholders will initially be restricted for a contractual four-month period, following which 50% of the shares will be free-trading and the remaining 50% will be released and become free-trading over a two-year period on the anniversary date of the closing of the transaction.

With the Acquisition, Peak now owns the worldwide commercial rights to the Business Hub concept, which the Company is looking forward to expanding beyond China's boarders, beginning with a Hub in Canada planned for later this year.

The Acquisition constitutes a "related party transaction", as defined within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions ("MI 61-101"), as Johnson Joseph, Chief Executive Officer and director of Peak; Liang Qiu, director of Peak; Jean Landreville, Chief Financial Officer of Peak; Charles-André Tessier, director of Peak; and Mark Dumas, director of Peak (collectively the "Related Parties"), were all shareholders of Cubeler. The Acquisition was exempted from (i) the formal valuation requirements of Section 5.4 of MI 61-101 by virtue of Subsection 5.5(a) of MI 61-101, and (ii) the minority shareholder approval requirements of Section 5.6 of MI 61-101 by virtue of Subsection 5.7(1)(a) of MI 61-101 on the basis that the fair market value of the consideration to be received by the Related Parties did not exceed an amount equal to 25% of Peak's market capitalization.

Disclosure Required by Reg. 61‐101

The following supplementary information is provided in accordance with Section 5.2 of MI 61‐101.

(a) a description of the transaction and its material terms:

See item 5 above, as well as the news release filed on October 1, 2021, for a description of the Acquisition.

(b) the purpose and business reasons for the transaction:

See item 5 above, as well as the news release filed on October 1, 2021, for a description of the purpose and business reasons for the Transaction.

(c) the anticipated effect of the transaction on the issuer's business and affairs:

See the news releases filed on August 16, 2021 and on October 1, 2021, respectively, for a description of the anticipated effect of the Acquisition on Peak's business and affairs, including Peak's intention to take elements from the operations in China and integrate the operational model within Cubeler's ecosystem to create a North American Business Hub, as well as generate new revenue streams from Peak's China operation.

(d) a description of:

i. the interest in the transaction of every interested party and of the related parties and associated entities of the interested parties:

	Percentage of securities of Peak (on a fully diluted basis) before the Acquisition	Number of Shares received as part of the Acquisition	Percentage of securities of Peak (on a fully diluted basis) after the Acquisition
Johnson Joseph, Chief Executive Officer and Director of Peak	1.46%	2,711,148	3.61%
Liang Qiu, Director of Peak	3.26%	1,672,836	4.36%
Charles-André Tessier, Director of Peak	0.51%	24,035	0.48%
Mark Dumas, Director of Peak	0.65%	24,035	0.61%
Jean Landreville, Chief Financial Officer of Peak	0.99%	19,035	0.91%

The shares issued to Charles-André Tessier, Mark Dumas and Jean Landreville are subject to a contractual hold period, pursuant to which 50% of their shares will be released after the expiry of a 4-month period, 25% will be released at the first anniversary date of closing of the Acquisition and the remaining 25% will be released at the second anniversary date of closing of the Acquisition.

The shares issued to Johnson Joseph and Liang Qiu are also subject to a contractual hold period, pursuant to which 50% of their shares will be released at the first anniversary date of closing of the Acquisition and the remaining 50% will be released at the second anniversary date of closing of the Acquisition.

ii. the anticipated effect of the transaction on the percentage of securities of the issuer, or of an affiliated entity of the issuer, beneficially owned or controlled by each person or company referred to in subparagraph (i) for which there would be a material change in that percentage:

See item d(i) above.

(e) unless this information will be included in another disclosure document for the transaction, a discussion of the review and approval process adopted by the board of directors and the special committee, if any, of the issuer for the transaction, including a discussion of any materially contrary view or abstention by a director and any material disagreement between the board and the special committee:

The Board of Directors of Peak (the "Board") and a special committee of the independent members of the Board (the "Special Committee") held several meetings to consider the Acquisition before their approval. All decisions of the Board and its Special Committee were made by the independent directors, Mr. Michael Pesner and Dana Ades-Landy, in consultation with counsel mandated by the Special Committee and management of Peak, as applicable. Cubeler's representatives on the Board declared a conflict of interest and abstained from voting on the resolutions approving the Acquisition. No contrary views were expressed by any director, nor were there any abstentions by any director of Peak, other than the Cubeler representatives on the resolutions, and there were no material disagreements between the Board and the Special Committee.

On September 23, 2021, an independent third party issued a fairness opinion to the Special Committee concluding that it is of the opinion that, as of the date thereof, the consideration to be paid by Peak pursuant to the Acquisition is fair, from a financial point of view, to Peak's

(f) a summary in accordance with section 6.5 of MI 61‐101, of the formal valuation, if any, obtained for the transaction, unless the formal valuation is included in its entirety in the material change report or will be included in its entirety in another disclosure document for the transaction:shareholders.

(g) disclosure, in accordance with section 6.8 of MI 61‐101, of every prior valuation in respect of the issuer that related to the subject matter of or is otherwise relevant to the transaction:

i. that has been made in the 24 months before the date of the material change report:

Not applicable.

ii. the existence of which is known, after reasonable enquiry, to the issuer or to any director or officer of the issuer:

Not applicable.

(h) the general nature and material terms of any agreement entered into by the issuer, or a related party of the issuer, with an interested party or a joint actor with an interested party, in connection with the transaction:

Not applicable.

(i) disclosure of the formal valuation and minority‐ approval exemptions, if any, on which the issuer is relying under sections 5.5 and 5.7 of MI 61 101 respectively, and the facts supporting reliance on the exemptions:

Peak is exempt from the requirements to obtain a formal valuation or minority shareholder approval in connection with the Transaction by virtue of sections 5.5(a) and 5.7(1)(a), respectively, of MI 61- 101, as neither the fair market value of the subject matter of the Investment Agreement, nor the fair market value of the aggregate consideration paid to the insiders exceeds 25% of Peak's market capitalization as calculated in accordanœ with MI 61-101.

As the material change report relating to the closing of the Acquisition is filed on SEDAR less than 21 days before the closing date of the Acquisition, there is a requirement under MI 61-101 to explain why the shorter period is reasonable or necessary in the circumstances. In the view of Peak, such shorter period is reasonable and necessary in the circumstances because the transactions that constituted the related party transactions were effectively closed upon the signing of the definitive agreement related to the Acquisition, and until such, there was no material change that could be disclosed. A material change report relating to the agreement to acquired Cubeler was issued on August 25, 2021, more than 21 days before the closing of the Acquisition.

6. Reliance on subsection 7.1(2) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

7. Omitted Information

No information has been omitted on the basis that it is confidential information.

8. Executive Officer

For more information, contact Johnson Joseph, President and CEO at 514-340-7775 ext.: 501 or investors@peakfintechgroup.com.

9. Date of Report

October 12, 2021